October 25, 2012

VIA EDGAR
Mr. Jaime G. John
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:                               Axcess International Inc.; Form 8-K filed October 11, 2012;
Your File No. 000-11933

Dear Mr. John:

In response to your letter dated October 18, 2012, the requested information is as follows:

Item 4.01 Changes in Registrant’s Certifying Accountant

1.                                       Please amend your Form 8-K to include the disclosure required by Item 304(a)(1)(ii) of Regulation S-K which requires you to state whether the audit report for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified.  This disclosure should be provided in addition to the disclosure included in your Form 8-K with respect to the going concern opinion.

RESPONSE: We have added the information requested. Please see the first paragraph of Item 4.01.

2.                                       We note that there were no disagreements with Hein & Associates LLP (Hein).  Please amend the Form 8-K to specify whether there were any disagreements with Hein during the two most recent fiscal years and subsequent interim period through the date they resigned as described in Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE: We have added the additional specification as requested. Please see the last sentence in the first paragraph of Item 4.01.

3.                                       Please revise your Form 8-K to specifically disclose whether there were any consultations with Whitley Penn, LLP during the two most recent fiscal years and

Mr. Jaime G. John

United States Securities and Exchange Commission

October 25, 2012

subsequent interim period through the date they were engaged as described in Item 304(a)(2) of Regulation S-K.

RESPONSE: We have included the specific disclosure requested. Please see the second paragraph in Item 4.01.

4.                                       In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

RESPONSE: We have included the requested letter in Exhibit 16.2.

On behalf of our client Axcess International, Inc. we hereby acknowledge, with respect to its respective above-referenced filing, that:

•                                                                  Axcess International, Inc.is responsible for the adequacy and accuracy of the disclosures in its filings;

•                                                                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                                                  Axcess International, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned.

Very truly yours,

KANE RUSSELL COLEMAN & LOGAN PC

By:	/s/ Craig G. Ongley
Craig G. Ongley

CGO/kj